UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

July 20, 2009

Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs
60 High Tech Campus
5656 AG Eindhoven—The Netherlands

NXP Announces Private Notes Transaction

Eindhoven, The Netherlands, July 20, 2009.  NXP B.V. and NXP Funding LLC (collectively, the “Issuers” or “NXP”) announced today that they have entered into a private transaction with an investment manager and its affiliates on July 17, 2009 (the “Private Transaction”), whereby the Issuers agreed (i) to purchase $54,000,000.00 of U.S. dollar-denominated 7 7/8% senior secured notes due 2014 (the “Secured Notes”) for $25,650,000.00 in cash (the “Secured Purchase”), (ii) to purchase $150,440,000.00 of U.S. dollar-denominated 9 1/2% senior notes due 2015 (the “U.S. Dollar Unsecured Notes”) and €87,339,000.00 of Euro-denominated 8 5/8% senior notes due 2015 (the “Euro Unsecured Notes” and together with the U.S. Dollar Unsecured Notes, the “Unsecured Notes”) for $102,562,744.13 in cash (the “Unsecured Purchase”); and (iii) to sell $131,280,000.00 U.S. dollar-denominated 10% super priority notes due 2013 (the “New Super Priority Notes”) for $102,562,744.13 in cash (the “Super Priority Sale”).  The Secured Purchase will be paid with available cash.  The New Super Priority Notes will be newly issued under the existing super priority notes indenture dated April 2, 2009 (the “Indenture”) and will have substantially the same terms and conditions as the U.S. dollar-denominated 10% super priority notes due 2013 already issued under the Indenture on April 2, 2009 (the “Existing New Super Priority Notes”).  The New Super Priority Notes will constitute a new series of notes and will not be fungible with the Existing Super Priority Notes.  An application will be made for the New Super Priority Notes to be listed on the Alternative Securities Market of the Irish Stock Exchange.

The Private Transaction is scheduled to close on July 23, 2009, or as soon as possible afterwards.

The purpose of the Private Transaction was to reduce NXP’s overall indebtedness and related interest expense. As a result of the Private Transaction, NXP’s overall indebtedness will be reduced by approximately $225 million and the related annual cash interest expense by approximately $16 million (calculated by using the representative exchange rate on July 17, 2009 for U.S. dollars per euro, as announced by the International Monetary Fund, of 1.409000).

NXP may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions or otherwise. Such repurchases, exchanges or transactions, if any, will depend on prevailing market conditions, NXP’s liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Forward-Looking Statements

This press release includes forward-looking statements. When used in this press release, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to NXP, its management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements that are not historical facts. These statements reflect beliefs of NXP’s management as well as assumptions made by its management and information currently available to NXP. Although NXP believes that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to NXP or persons acting on its behalf.

1

About NXP Semiconductors

NXP is a leading semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has about 28,000 employees working in more than 30 countries and posted sales of USD 5.4 billion (including the Mobile & Personal business) in 2008. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in TVs, set-top boxes, identification applications, mobile phones, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com

For further information, please contact:

Media:

Lieke de Jong-Tops

Tel. +31 40 27 25 202

lieke.de.jong-tops@nxp.com

Investors:

Jan Maarten Ingen Housz

Tel.+31 6 50 20 66 82

janmaarten.ingen.housz@nxp.com

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 20th of July 2009.

NXP B.V.

/s/ KARL-HENRIK SUNDSTRÖM
Karl-Henrik Sundström (Chief Financial Officer)